BIGSTRING CORPORATION
                               File No. 333-127923

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                           MEMORANDUM SUMMARIZING SEC
                                   COMMENTS ON
                               AMENDMENT NO. 3 TO
           BIGSTRING CORPORATION'S REGISTRATION STATEMENT ON FORM SB-2
                             Filed December 29, 2005
                              AND RESPONSES THERETO

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         Terms used herein without definition, shall have the same meaning assigned to them in the prospectus.

Executive Compensation, page 34
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1.       Comment: Please revise the Summary Compensation Table to include
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         compensation paid to your named executives, to the extent required, during 2005.

         Response: We have revised the Summary Compensation Table in accordance
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         with the Staff's comment.

Related Party Transactions, page 37
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2.       Comment: Please clarify that Mark Shefts controls Shefts Associates,
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         Inc. and Shefts Family LP, not merely that he has "an ownership interest" in these entities.

         Response:  We have revised the Prospectus in accordance with the
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         Staff's comment.

Legal Matters, page 47
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3.       Comment: Please revise to indicate that Giordano, Halleran & Ciesla,
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         P.C. has provided a legality opinion relating to the shares offered by this prospectus, not that such opinion will be provided. We note that this opinion has been filed as an exhibit to the registration statement.

         Response:  We have revised the Prospectus in accordance with the
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         Staff's comment.

Financial Statements for the years ended December 31, 2004 and 2003 and the nine
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months ended September 30, 2005, pages F-1 - F-38
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Note 2 - Acquisition, pages F-11 - F-12
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4.       Comment: We note your response to comment 5. Please tell us whether the
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         impairment test performed at December 31, 2004 was based upon the original value or the restated value of the intangible assets. If the test was done based upon the original value, please tell us whether you would have had a different result using the restated amount.

         Response: The impairment test was performed at December 31, 2004 on the
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         restated value of the intangible assets. Management determined that after performing the test on the restated amount, there was no impairment at December 31, 2004.

5. Related to prior comment 6, please revise your calculation of pro forma loss per share for accuracy. Additionally, the information you have provided in this disclosure does not appear to meet the requirement of
         Item 301(d) which require pro forma financial information in a columnar form with adjustments. We refer you to Article 11 of Regulation S-X for additional guidance as it relates to pro forma financial information.

         Response: We have revised the Financial Statements included in the
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         Prospectus to address the Staff's comment.

Note 6 & Note 3 - Common Stock, pages F-14 & F-26 - F-27
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6.       Comment: We note your response to comment 7. Despite your indication
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         that you value shares issued to non-employees using the fair value of the consideration issued, we note disclosure on pages 18 and F-27 that you use the fair market value of services rendered when valuing these shares. Please revise your document to correct this inconsistency.

         Response: The Prospectus has been revised to indicate on page 18 and
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         page F-27 that BigString accounts for the services provided by non-employees using the fair market value of the consideration issued.



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